Filed by Revance Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Hint, Inc.

(Commission File No. 001-36297)

The following communication is being filed in connection with the acquisition of Hint, Inc. by Revance Therapeutics, Inc.

RVNC HintMD Announcement

Email from Aubrey Rankin and Vojin Kos to HintMD Investors

Dear Valued Investor,

In 2014, we founded HintMD with the belief that bringing dynamic subscriptions to aesthetics would revolutionize the industry. Today, we are excited to share the next step in achieving that goal. HintMD has entered into a definitive agreement to be acquired by Revance Therapeutics, Inc. We are so grateful to our investors for making this milestone possible and incredibly proud of everything our team has accomplished.

We are excited for the next chapter at HintMD, where our shared vision with Revance is to deliver an open platform truly focused on driving patient loyalty to the physician. Revance’s innovative portfolio of injectable products will have a transformative impact on the aesthetics industry and adding the HintMD platform will enable physicians to deliver prestige practice and patient experiences. For Revance, HintMD helps transform their commercial footprint in aesthetics and augments their portfolio with the power of a vertically-integrated fintech platform.

We expect the acquisition to close in the third quarter of 2020 —subject to approval of the transaction by HintMD’s stockholders — which aligns perfectly with Revance’s planned launch of the RHA® Collection of dermal fillers!

We look forward to sharing more on this exciting acquisition and are thrilled to be a part of Revance’s portfolio of prestige products. In the interim, I encourage you to review the press release [link to release] and listen to the Revance webcast replay from this morning, which can be accessed at the following link https://investors.revance.com/events-webcasts/.

If you have any questions please feel free to reach out to us at aubrey@hintmd.com or vojin@hintmd.com. Over the next few days, we will be reaching out to you directly to express our gratitude for your support and we look forward to the next chapter of our journey together.

Thank you again!

Sincerely,

/s/ Aubrey Rankin	/s/ Vojin Kos

Aubrey Rankin	Vojin Kos

Chief Executive Officer / Co-Founder	Chief Commercial Officer / Co-Founder

Additional Information and Where to Find It

Revance plans to file with the SEC, and the parties plan to furnish to the investors of HintMD, a Registration Statement on Form S-4, which will constitute a prospectus of Revance and will include an information statement of HintMD, in connection with the proposed transaction. The prospectus/information statement described above will contain important information about Revance, HintMD, the proposed transaction and related matters. Investors are urged to read the prospectus/information statement carefully when it becomes available. Investors will be able to obtain free copies of these documents, and other documents filed with the SEC by Revance, through the website maintained by the SEC at www.sec.gov. In addition, investors will be able to obtain free copies of these documents from Revance by going to the Revance Investor Relations web page at https://investors.revance.com/ and clicking on the link titled “Financials and Filings” or by contacting Revance’s Investor Relations group at the following:

Revance Therapeutics, Inc.: Jeanie Herbert, 714-325-3584, jherbert@revance.com or Gilmartin Group, LLC: Laurence Watts, 619-916-7620, laurence@gilmartinir.com

Participants in the Solicitation

The respective directors and executive officers of Revance and HintMD may be deemed to be participants in the solicitation of written consents from the securityholders of HintMD in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the prospectus/information statement described above. Additional information regarding Revance’s directors and executive officers is included in Revance’s proxy statement for its Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2020. This document is available from Revance free of charge as described in the preceding paragraph.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking statements which include, but are not limited to, statements regarding expected timing, completion and effects of the proposed transaction, the related benefits of the HintMD platform and related technologies to Revance and the combined business, market acceptance and opportunity, and the updated 2020 financial outlook and cash runway. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Revance’s expectations and beliefs regarding these matters may not materialize. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed transaction, satisfaction of closing conditions precedent to the consummation of the proposed transaction, potential delays in consummating the transaction and the ability of Revance to timely and successfully achieve the anticipated benefits of the transaction. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the caption “Risk Factors” and elsewhere in Revance’s most recent filings with the SEC, including Revance’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 and any subsequent reports on Form 10-K, Form 10-Q or Form 8-K filed with the SEC from time to time and available at www.sec.gov. These documents can be accessed on the Revance Investor Relations page at https://investors.revance.com/ by clicking on the link titled “Financials and Filings.” The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Revance’s and HintMD’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.

The forward-looking statements included in this communication are made only as of the date hereof. Revance assumes no obligation and does not intend to update these forward-looking statements, except as required by law.